Exhibit A

Viettel Peru Extends its LTE Network and Provides Backbone Connectivity to the Isolated Jungles with Ceragon’s IP-20 Platform

November 27, 2017
Viettel Peru Extends its LTE Network and Provides Backbone Connectivity to the Isolated Jungles with Ceragon’s IP-20 Platform

Ceragon to enable rapid 4G network deployment in challenging terrains, allowing Viettel Peru to deliver high speed internet to subscribers and lease capacity to other operators

Little Falls, New Jersey, November 27, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist today announced that its IP-20 Platform is being deployed by Bitel, a subsidiary of Vietnamese telco Viettel Group, to quickly extend its LTE network footprint and provide uninterrupted connectivity to a population of half a million people in the isolated jungles of Iquitos. This project is aimed at increasing Viettel Peru's subscriber base and enabling it to lease capacity in Iquitos to other service providers.

Viettel Peru utilizes Ceragon’s solutions and services for its backbone capacity. With this recent project, Viettel will upgrade its network capacity to provide uninterrupted connectivity to subscribers, by increasing backbone capacity from 1.2 Gbps to 3.2 Gbps. As part of this project, Viettel Peru will implement Ceragon’s IP-20 Longhaul solutions to quickly provide high speed internet services to Iquitos, which has very large and difficult rural terrain characterized by vast jungles and rivers.

“Viettel is committed to providing its customers uninterrupted services and we see Ceragon as our strategic partner,” said Mr. Huy Minh The, Viettel Peru’s Vice Director. “Ceragon helps us not only enhance our existing customers’ quality of experience by providing high speed connectivity, but also improve the quality of life for people that currently have limited, or no connectivity. We plan to aggressively grow our market share in Peru by quickly and reliably extending our network coverage to new areas - and Ceragon helps us do that.”

“We take pride in our work with Viettel Peru to enable communication services to areas that have been long underserved”, said Ira Palti, president and CEO of Ceragon. “Our longhaul solutions have been successfully rolled out in the most challenging terrains worldwide. We understand the importance of resiliency in backbone networks, and provide a No Single-Point-of-Failure architecture - enabling Viettel to deliver on its promise of uninterrupted services to its customers. We are confident our solutions will enable Viettel Peru to grow its business, providing more capacity and more services to more customers."

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Media Contact:	Investor Contact:
Tanya Solomon	Claudia Gatlin
Ceragon Networks
Tel: +972-3-543-1163	Tel. +1 212-830-9080
tanyas@ceragon.com	claudiag@ceragon.com

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This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: projections of revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, growth prospects, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may", "plans", "anticipates", "believes", "estimates", "targets", "expects", "intends", "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with a decline in revenues; the risk of a decrease in the amount of business coming from a certain geographic region, from which a significant portion of Ceragon’s business is generated; the risk associated with the a change in Ceragon’s gross margin as a result of changes in the geographic mix of revenues; the risk associated with the loss of a single customer or customer group, which represents a significant portion of Ceragon’s revenues; the risk associated with Ceragon’s failure to effectively compete with other wireless equipment providers; the risk relating to the concentration of Ceragon's business in India, Latin America, Africa, and in developing nations and the political, economic and regulatory risks from doing business in those regions, including  potential currency restrictions; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission that represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.